UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

VAALCO Energy, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

91851C201
(CUSIP Number)

PAUL A. BELL
GROUP 42, INC.
312 Pearl Pkwy., CIA Building II, Suite 2403
San Antonio, TX 78215
(210) 824-1735

CARMELO M. GORDIAN ANDREWS KURTH LLP 111 Congress Avenue, Suite 1700 Austin, TX 78701 (512) 320-9200	STEVE WOLOSKY, ESQ. OLSHAN FROME WOLOSKY LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON Group 42, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,499,692
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,499,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON Paul A. Bell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,499,692*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,499,692*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,692*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.29%
14	TYPE OF REPORTING PERSON IN

* The reported securities are held directly by Group 42, Inc.  Mr. Bell is the controlling stockholder, a member of the board of directors, the President and the Chief Executive Officer of Group 42, Inc. and exercises indirect voting and investment control over these securities.  Mr. Bell disclaims beneficial ownership of these shares of the Issuer’s common stock except to the extent of any pecuniary interest therein.

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 85,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,975,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,975,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,975,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

* Includes 1,938,905 Shares owned directly.

CUSIP No. 91851C201

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.10 par value per share (the “Shares”), of VAALCO Energy, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 9800 Richmond Avenue, Suite 700, Houston, Texas 77042.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(ii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(iii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(iv)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(v)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(vi)	The Radoff Family Foundation, a Texas non-profit corporation (“Radoff Foundation”);

(vii)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation;

(viii)	Group 42, Inc., a corporation organized under the laws of the state of Delaware (“Group 42”); and

(ix)
Paul A. Bell, who serves on the board and as the President and Chief Executive Officer, holds a controlling interest in Group 42 through his personal investment vehicles, Rubicon Capital, LLC and BK Investment Co., both of which are controlled by Mr. Bell.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, TX 77027. The address of the principal office of each of Group 42 and Mr. Bell is 312 Pearl Parkway, CIA Building II, Suite 2403, San Antonio, TX 78215. The officers and directors of Radoff Foundation and Group 42 and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

CUSIP No. 91851C201

(c)           The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation. The principal business of Group 42, through various U.S. and international operating subsidiaries, is providing innovative energy services, including proprietary chemical and mechanical products and solutions, to enterprise-class customers around the globe.  The principal occupation of Mr. Bell is serving as the President and Chief Executive Officer of Group 42.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Radoff and Bell are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 1,951,095 Shares owned directly by BLR Partners is approximately $4,223,331, including brokerage commissions.  The aggregate purchase price of the 85,000 Shares owned directly by Radoff Foundation is approximately $158,287, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 1,938,905 Shares directly owned by Mr. Radoff is approximately $4,302,478, including brokerage commissions.

The 2,499,692 Shares purchased by Group 42 were purchased with working capital of Group 42 (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 2,499,692 Shares beneficially owned by Group 42 is approximately $5,696,705, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 91851C201

The Reporting Persons believe that there are numerous operational and strategic opportunities for the Issuer to increase value for its stockholders, including seeking a sale of the company, hiring new management, changes in the capital structure, reductions in overhead expenses and tighter focus and discipline on development and exploration spending.  The Reporting Persons may also seek to implement governance changes at the Issuer's management and Board levels, including a potential change in the Issuer's current Board of Directors and senior management team if needed in order to pursue and implement those opportunities to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,273,414 Shares outstanding as of July 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2015.

A.	BLR Partners

(a)	As of the date hereof, BLR Partners beneficially owned 1,951,095 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 91851C201

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 1,951,095 Shares owned by BLR Partners.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 1,951,095 Shares owned by BLR Partners.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 1,951,095 Shares owned by BLR Partners.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 91851C201

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 1,951,095 Shares owned by BLR Partners.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	Radoff Foundation

(a)	As of the date hereof, Radoff Foundation beneficially owned 85,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

(c)	Radoff Foundation has not entered into any transactions in the Shares during the past 60 days.

G.	Mr. Radoff

(a)
As of the date hereof, Mr. Radoff directly owned 1,938,905 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 1,951,095 Shares owned by BLR Partners and (ii) 85,000 Shares owned by Radoff Foundation.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 3,975,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,975,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff and on behalf of BLR Partners and Radoff Foundation during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 91851C201

H.	Group 42

(a)	As of the date hereof, Group 42 directly held and beneficially owned 2,499,692 Shares.

Percentage: Approximately 4.29%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,499,692
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,499,692

(c)	The transactions in the Shares by Group 42 during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	Mr. Bell

(a)	Mr. Bell, by virtue of his positions with Group 42, may be deemed the beneficial owner of the 2,499,692 Shares owned by Group 42.

Percentage: Approximately 4.29%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,499,692
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,499,692

(c)
Mr. Bell has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Group 42 during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 25, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 91851C201

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing and Solicitation Agreement, dated September 25, 2015.

CUSIP No. 91851C201

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2015

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP No. 91851C201

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

Group 42, Inc.

By:	/s/ Paul A. Bell
	Name:	Paul A. Bell
	Title:	President and Chief Executive Officer

/s/ Paul A. Bell
Paul A. Bell

CUSIP No. 91851C201

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Bradley L. Radoff Director*

Rose Radoff Director and Secretary	Director and Secretary	1177 West Loop South Suite 1625 Houston, TX 77027	United States

Russell Radoff Director	Medical Doctor	1177 West Loop South Suite 1625 Houston, TX 77027	United States

Directors and Officers of Group 42, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Executive Officers
Paul A. Bell*
Joe Ward	Vice President of Finance and Chief Accounting Officer, Group 42, Inc.	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Amy Miller	Vice President and Chief of Staff, Group 42, Inc.	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Eric M. Bell	Vice President of Corporate Development, Group 42, Inc.	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Heith Higginbotham	Vice President of Finance and Chief Accounting Officer at Well Flow International (a Group 42, Inc. subsidiary)	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Paul Bradley	Managing Director - Group Technical Director	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United Kingdom

Non-Employee Directors
Michael Keane	Chairman of the Board, Group 42, Inc.	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Gregory Gray	Chief Executive Officer, Summit Technologies Co. Ltd.	Tanami Tower, 5th Floor, Prince Turki Street, P.O. Box 31605 Al-Khobar 31952, Saudi Arabia	United States
Penny McDermid	Partner at Kew Capital LLP	7 Clifford St, London W1S 2WE, United Kingdom	Canada
Alan Schoenbaum	Lead Board Member of CST Brands, Inc., Board Member of Group 42, Inc.	#1 Valero Way, San Antonio, TX 78249	United States

*Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by Item 2 of Schedule 13D is set forth therein.
*Mr. Bell is a Reporting Person and, as such, the information with respect to Mr. Bell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 91851C201

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BLR PARTNERS LP

25,000	1.899	9/24/2015
40,000	1.863	9/23/2015
95,000	1.950	9/23/2015
45,000	2.013	9/22/2015
47,500	2.053	9/21/2015
75,000	1.926	9/18/2015
300,000	1.938	9/17/2015

BRADLEY L. RADOFF

25,000	1.899	9/24/2015
47,500	2.053	9/21/2015
75,000	1.926	9/18/2015
290,000	1.938	9/17/2015

GROUP 42, INC.

85,000	1.9497	9/25/2015